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                            July 8, 2021

       Raymond Firth
       Chief Executive Officer
       Findit, Inc.
       5051 Peachtree Corners Circle #200
       Peachtree Corners, GA 30092

                                                        Re: Findit, Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed June 24, 2021
                                                            File No. 333-254128

       Dear Mr. Firth:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 11, 2021 letter.

       Amendment No. 3 to Registration Statement on Form S-1 filed June 24,
2021

       Management's Discussion and Analysis of Plan of Operations, page 36

   1. Please update this section to discuss the Company's interim results of operations and liquidity condition as
of March 31, 2021. Considering that both Findit Inc. and ClassWorx
                                                        Inc. are under common
control, and are launching simultaneous public offerings, please disclose any
intra-company transactions, existing or contemplated, between the two companies which could
affect Findit's operating results and liquidity and/or use of offering proceeds
within the next twelve months.
 Raymond Firth
FirstName
Findit, Inc. LastNameRaymond Firth
Comapany
July 8, 2021NameFindit, Inc.
July 8,2 2021 Page 2
Page
FirstName LastName
Directors, Executive Officers, Promoters, and Control Persons and Corporate Governance, page
38

2. Please disclose all of the positions that Raymond Firth and Thomas Powers currently hold in other companies. In this regard, we note that Mr. Firth is the Chief Executive Officer and director of ClassWorx Inc. and Mr. Powers is a director of Classworx Inc. Clarify whether Mr. Firth is currently involved in the business activities for TransWorldNews.
         Include a risk factor that discusses any potential conflicts of interest that may arise as a result of their involvement in other companies.
Security Ownership of Certain Beneficial Owners and Management, page 43

3. You indicate that one officer or director owns Preferred A shares and the one officer or director owns the Preferred B shares. Based on other disclosure in the filing, we note that the two officers and directors own 100% of the Preferred A, Preferred B and common stock. If true, please revise the beneficial ownership chart and include disclosure on the prospectus cover page that indicates that all of the outstanding shares are held by the two officers and directors.
Notes to Financial Statements - December 31, 2020
Note 8 - Subsequent Events, page 59

4. In connection with the revised financial statements, please disclose the dates through which subsequent events have been evaluated. Refer to ASC 855-10-50-4. Also, please have your auditor address such dates.
Exhibits
Consent of Auditor, page II-3

5. Please have your auditor correct the date of their report in their consent.
General

6. We note separate references to Chill N Out Chryotherapy and ClassWorx, Inc. throughout the filing. Please revise to refer to Chill N Out Chryotherapy as ClassWorx, Inc. (its current company name) and make clear that they are one and the same.
7. Within the index to the financial statements for the quarter ended March 31, 2021, please remove the reference to the Independent Auditor's Report on page F-1b unless you intended to include an Independent Auditor's Review Report which is missing.
       You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.
 Raymond Firth
Findit, Inc.
July 8, 2021
Page 3




                                  Sincerely,
FirstName LastNameRaymond Firth
                                  Division of Corporation Finance
Comapany NameFindit, Inc.
                                  Office of Technology
July 8, 2021 Page 3
cc:       Thomas C. Cook, Esq.
FirstName LastName